SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INTERSIL CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

46069S109

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Thomas C. Tokos

Sr. V.P., General Counsel, and Secretary

Intersil Corporation

1001 Murphy Ranch Road

Milpitas, CA 95035

(408) 432-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies To:

Christopher G. Karras, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104-2808

(215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

On August 6, 2009, Intersil Corporation (“Intersil” or the “Company”) filed a Preliminary Proxy Statement (the “Preliminary Proxy Statement”) for a Special Meeting of Shareholders scheduled to be held on October 6, 2009 (the “Special Meeting”), which contains a proposal to the Company’s shareholders to approve an employee stock option exchange program for employees other than the Company’s executive officers and directors (the “Option Exchange Program”). The Preliminary Proxy Statement is attached hereto as Exhibit 99.1.

The Preliminary Proxy Statement does not constitute an offer to holders of the Company’s outstanding stock options to exchange these options. The Option Exchange Program will only be commenced, if at all, if shareholders approve the Option Exchange Program.

The Option Exchange Program described in the Preliminary Proxy Statement has not commenced and will not commence unless the requisite shareholder approval is obtained at the Special Meeting. Even if the requisite shareholder approval is obtained, the Company may still decide not to implement the Option Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the Option Exchange Program. Employees who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, very carefully, when those materials become available because they will contain important information about the Option Exchange Program. Intersil shareholders and option holders will be able to obtain these written materials and other documents filed by Intersil with the SEC free of charge from the SEC’s websites at www.sec.gov.

Item 12. Exhibits.

Exhibit No.	Document
99.1	Preliminary Proxy Statement for a Special Meeting of Shareholders scheduled to be held on October 6, 2009 (filed with the SEC on August 6, 2009 and incorporated herein by reference).